Exhibit 99.1

Elemental Altus Announces New Directors and Appointment of Chairman

Vancouver, British Columbia--(Newsfile Corp. - January 2, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or "the Company") announces the appointment of Vincent Benoit and Jack Lunnon from La Mancha Resource Capital LLP ("La Mancha") to the Board of Directors ("Board") and the appointment of existing director John Robins as Chair of the Board.

The appointments of Vincent Benoit and Jack Lunnon to the Board are made pursuant to the Company's investor rights agreement with La Mancha, and replace La Mancha's existing director nominee, Karim Nasr, and appoint La Mancha's second director nominee. Karim has resigned from the Board to focus on his appointment as CEO at another La Mancha Resource Fund SCSp investee company. Alongside these Board changes, John Robins has agreed to take the vacant role of non-executive Chair.

Accordingly the Company will continue to have a Board of eight directors, with seven non-executives.

Frederick Bell, CEO of Elemental Altus commented:

"Firstly, we would like to express our deep appreciation to Karim Nasr for his commitment and support of the Company to-date. Karim brought a wealth of experience to the group and his contribution and advice through the previous merger with Altus Strategies plc has been invaluable. I speak on behalf of the whole Board when I say it has been a pleasure working with him.

We are very pleased today to welcome Vincent Benoit and Jack Lunnon to the Board. Vincent's extensive experience across capital markets, business development and M&A at the highest levels are very relevant for the Company. His insights will strengthen our position as we continue to pursue opportunities to growand we look forward to his contribution as a director.

Jack has already worked closely with the team reviewing our existing portfolio as well as potential new acquisitions. With an increasing pool of opportunities nowavailable to the Company, his technical knowledge and contacts will be extremely valuable in enabling us to identify the best opportunities as efficiently as possible.

Lastly, we are grateful to John Robins for taking the role of Chair to ensure we remain absolutely focused on adding value for shareholders and continuing to uphold high standards in corporate governance."

Vincent Benoit

Vincent Benoit has over 30 years of corporate finance, business development and M&A experience in the mining, telecom, and energy sectors. Vincent identified the opportunity to buy La Mancha and joined the company as Head of Strategy & Business Development in 2012, before leading La Mancha's portfolio restructuring and contributing to the enhancement of its mines performance in Australia and Africa then identifying and executing the combinations with Evolution and Endeavour, which positioned La Mancha as a leading private investor in the gold mining sector. From 2016 to 2019, Vincent was CFO and EVP Corporate Development at Endeavour where he reshaped the strategy, improved the mine portfolio quality, and enhanced the balance sheet to fund the organic growth. Endeavour's market capitalization was quadrupled by the time he left at the end of 2019. In early 2020, he re-joined La Mancha to oversee investments and fund raising.

Previously, Vincent was at Orange (2006-2012) where he served as EVP M&A. He led the development of the group's footprint in Africa and Europe and formed strategic partnerships with key European telecoms players. Prior to this, Vincent held various finance positions including with Orano (ex-Areva), Bull Information Systems and PwC. Vincent holds a MSc from Kedge Business School and is a Chartered Accountant.

Jack Lunnon

Jack has over thirteen years of geology and mining experience and is responsible for assessing Geology and Mineral Resource Models at La Mancha. Prior to La Mancha, Jack was a Consultant Geologist for SLR Consulting (formerly RPA), where he performed countless due diligence reviews and audits on various projects across the world, and generated NI 43-101 compliant Mineral Resources and Technical Reports for several clients.

Jack has previously worked for Micromine, a major Geological Software company, developing in-depth knowledge of advanced resource modelling. Jack's resource skills are backed by solid geological exploration experience across Africa, the Middle East, and Australia, working for world-class mining companies such as Barrick Gold Corporation.

Jack is an expert in manipulating geological models and has recently obtained a Citation in Geostatistics from the University of Alberta. Jack holds a Master of Geology (MGeol) degree from the University of Southampton, UK, and is a Chartered Geologist (CGeol) with the Geological Society of London, as well as a registered professional geologist (EurGeol) with the European Federation of Geologists.

On behalf of Elemental Altus Royalties Corp.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 243 6511 (ext. 2700)

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

(TSXV: ELE) | (OTCQX: ELEMF) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is a revenue generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties, as well as generating royalties on new discoveries. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX Venture Exchange (the "TSX-V") nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release. The appointment of the new directors to the Board is subject to the approval of the TSX-V.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information include, but are not limited to, statements regarding the Company strengthening its position and the ability to pursue and effect opportunities to grow the Company, the ability of the Company to identify the best opportunities in an efficient manner, and the Company's ability to add value for shareholders. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of the Company for the year ended December 31, 2022. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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